WESTLAND DEVELOPMENT CO., INC. 401 Coors Boulevard, NW Albuquerque, New Mexico 87121

August 29, 2006

Via EDGAR and by Courier

Owen Pinkerton

Charito A. Mittelman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Westland Development Co., Inc.

Schedule 14A Proxy Statement filed August 8, 2006

File No. 0-07775

Dear Mr. Pinkerton:

Set forth below is the response of Westland Development Co., Inc. ("Westland") to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated August 25, 2006 regarding Westland's preliminary proxy statement filed on August 8, 2006 (the "Proxy Statement"). Since we believe our response does not warrant any changes to the Proxy Statement, we will refrain from filing the definitive Proxy Statement until the Staff informs us that they concur with our response. In light of our tight schedule, we would greatly appreciate hearing from the Staff as early as possible this week.

The Spin-Off; Atrisco LLC, page 49

1.

Please provide us with a detailed analysis of how you determined that the spin-off of Atrisco shares to Westland's current shareholders should not be registered under the Securities Act. In your response, please address the factors listed in section 4 of Staff Legal Bulletin No. 4 dated September 16, 1997. In addition, to the extent that you believe the spin-off of shares does not constitute a "sale" or an "offer to sell" securities as that term is defined in Section 2(a)(3) of Securities Act, please provide legal support for your conclusion.

Westland respectfully submits that the distribution of the Class A units of Atrisco Oil & Gas LLC ("Atrisco LLC") to Westland's shareholders (the "Distribution") immediately prior to, and subject to the completion of, the merger (the "Merger") with SCC Acquisition Corp.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

("SCC"), does not require registration of such securities under the Securities Act of 1933, as amended (the "Securities Act").

Westland believes the Distribution should not be viewed as constituting an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act and, accordingly, registration of the Class A units of Atrisco LLC under the Securities Act is not required. Staff Legal Bulletin No. 4 (September 16, 1997) (the "Bulletin") and a series of no-action letters involving similar share distributions have confirmed that registration of shares distributed in a spin-off is not required under the Securities Act where:

(a)	the parent shareholders do not provide consideration for the spun-off shares;
(b)	the spin-off is pro-rata to the parent shareholders;
(c)	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
(d)	the parent has a valid business purpose for the spin-off; and
(e)	if the parent spins-off "restricted securities," it has held those securities for at least two years.

See e.g., Sears plc (available June 19, 1998) ("Sears"); AB Electrolux (available April 28, 1997) ("AB Electrolux"); Hanson II (available January 22, 1997) ("Hanson II"); British Gas (available December 4, 1996) ("British Gas"); National Grid Holding plc (available November 28, 1995) ("NGH"); English China Clays (available September 1, 1994) ("English China Clays"); Asea AB (available April 25, 1991) ("Asea AB"); and B.A.T. Industries plc (available July 5, 1990) ("B.A.T").

(a) The Class A Units Will Be Issued for No Additional Consideration.

None of Westland's shareholders will provide any consideration to Westland to receive the Class A units of Atrisco LLC pursuant to the Distribution. Westland's shareholders will receive the Class A units as a dividend by virtue of their ownership of shares of Westland common stock. Accordingly, the Distribution will not constitute a "sale" or "offer for sale" as such terms are defined in Section 2(a)(3) the Securities Act. In addition, the investment decision being made by Westland's shareholders is whether to approve the Merger, pursuant to which they will receive cash in exchange for Westland common stock. See e.g., Envoy Corporation (available Feb. 16, 1995) ("Envoy"). As noted below, Westland's belief that registration is not required is not affected by the fact that Westland is engaging in the Merger within the same time frame as the Distribution, or that Westland shareholders are voting on the proposed Merger.

Proximity to Merger.

The fact that the Distribution is occurring within the same time frame as the Merger does not change Westland's opinion that registration of the Distribution is not required. The Staff repeatedly has granted no-action requests in cases where a spin-off distribution of a subsidiary's

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

shares is made to the parent's shareholders concurrently with a business combination involving the parent, including cases where shareholders are asked to vote concurrently on the business combination and the spin-off. See e.g., Ralcorp Holdings, Inc. (available Dec. 27, 1996) ("Ralcorp"); E.W. Scripps (available July 3, 1996) ("Scripps"); Envoy; Grasso Corporation (available Aug. 20, 1993) ("Grasso"); and Summit Energy (available Mar. 29, 1988) ("Summit Energy").

For example, in Envoy, the parent corporation proposed to contribute its health care and governmental benefit electronic transaction processing business to a subsidiary and distribute its shares of the subsidiary's common stock to its shareholders immediately prior to, and subject to the completion of, the merger of the parent corporation with and into the acquiror. This situation is analogous to Westland's distribution of certain mineral assets to Atrisco LLC immediately prior to, and subject to the completion of, the Merger.

Further, in Grasso, both the acquisition and the spin-off were to be submitted to a vote of the parent's shareholders, and the spin-off and the acquisition were each conditioned on consummation of the other. That the spin-off and business combination were conditioned on shareholder approval of both transactions did not change the Staff's view in these no-action letters that registration would not be required. The Staff has concluded that registration of a spin-off would not be required in cases where a shareholder vote was required to effect a spin-off (Scripps), was not required by law (Envoy) or was taken where the law was unclear (Ralcorp).

Westland's Proxy Statement does not contain a separate proposal to approve the Distribution, since no such approval is required under New Mexico law. Westland's shareholders are being asked only to approve the Agreement and Plan of Merger, dated as of July 19, 2006, by and between Westland and SCC (the "Merger Agreement"). The Proxy Statement makes it clear that the Distribution will not occur if the Merger does not occur, and vice-versa. As the Merger Agreement requires that the Distribution occur immediately prior to, and subject to the completion of, the Merger, the vote of Westland's shareholders to approve the Merger has the practical effect of also serving as a vote to approve the Distribution. Accordingly, the Distribution is similar to the circumstances presented in Grasso, Scripps, Envoy and Ralcorp.

Similarly, the Staff has recognized that the shares to be distributed in the spin-off will not be deemed to be consideration in the business combination in situations where a business combination and spin-off are concurrent, are subject to shareholder approval, and will not be consummated unless both are approved. See e.g., Ralcorp; Scripps; Envoy; and Grasso. Here, the Proxy Statement states that the Atrisco LLC Class A units to be received in the Distribution are in addition to the consideration to be received in the Merger and that the Distribution will not occur if Westland's shareholders do not approve the Merger or the Merger does not occur for any reason.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

Rule 145.

Westland is also of the opinion that the Distribution should not be viewed as involving a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the Distribution being deemed to involve an "offer to sell" or "sale" of securities within the meaning of Section 2(a)(3) of the Securities Act by virtue of such Rule. Since its response in First Bancshares of Florida, Inc. (available Aug. 27, 1979), the Staff has repeatedly taken the position in no-action letters that Rule 145 is not applicable to spin-off transactions even when these transactions involved or required a shareholder vote on the spin-off itself. See, e.g., Trelleborg AB (available Apr. 26, 1999); Hanson II; Ralcorp; Scripps; U.S. Trust Corporation (available May 25, 1995); Sears, Roebuck & Co. (available Feb. 15, 1995); Emulex Corporation (available Dec. 30, 1993); AMAX Inc. (available Aug. 27, 1993); Grasso; Marriott Corporation (available Mar. 19, 1993); and B.A.T. The Bulletin expressly recognizes that a shareholder vote will not by itself require registration under the Securities Act if a spin-off otherwise meets the Bulletin's requirements.

The Preliminary Note to Rule 145 makes it clear that the Rule was intended to provide the protections of registration under the Securities Act to persons who are making a new investment decision regarding a new or different security in connection with any of the business combinations enumerated in the Rule unless an exemption from registration is available.1 Through the Distribution, Westland will distribute part of its mineral assets proportionately to its existing shareholders. Since Westland's shareholders currently own these assets, no new investment decision is required to be made by Westland's shareholders; no sale of assets to an independent third party in the sense intended by Rule 145 will take place; and no "value" under Section 2(a)(3) of the Securities Act is being given by Westland's shareholders for these assets. Westland, through the Distribution, is distributing to its existing shareholders shares of a Westland subsidiary in a pure spin-off. As discussed in "Proximity to the Merger" above, the fact that the Distribution is occurring within the same time frame as the Merger does not change the analysis.

After the Distribution, the Atrisco LLC Class A units will be owned directly and in the same relative proportion by the same shareholders who owned Westland common stock on the record date for the Distribution (the "Record Date"). Consequently, the Distribution will not, in and of itself, change the interests of the Westland shareholders in the assets of Atrisco LLC. The Atrisco LLC Class A units are not consideration in the Merger. Accordingly, we are of the view that the Westland shareholders are not making a new investment decision, and the shareholder interests that Rule 145 was designed to protect are not affected by the Distribution.

_________________________

1           While the Merger is subject to shareholder approval, the shareholder vote does not relate to a transaction covered by Rule 145 because Westland shareholders will not exchange their shares for other securities or receive new securities in the Merger. Westland will be the surviving corporation in the Merger and Westland's shareholders will receive cash in exchange for their shares of Westland common stock pursuant to the Merger.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

For the foregoing reasons, Westland also believes that the Distribution is not a "offer to sell" or "sale" of securities requiring registration under the Securities Act by virtue of Rule 145.

(b) The Distribution Will Be Pro Rata.

Westland will distribute the Class A units to Westland's shareholders as a dividend on a one-for-one basis in accordance with such shareholders' respective ownership of Westland common stock. Therefore, immediately following the Distribution, Westland's shareholders will have the same proportionate interest in Westland and Atrisco LLC.

In McKesson Corporation (available Sept. 23, 1994) ("McKesson") and Ramada Incorporated (available May 3, 1989) ("Ramada"), the Staff found that a spin-off occurring in connection with the acquisition of the parent by a third-party through a tender offer and merger satisfied the pro rata requirement set forth in the Bulletin. In both cases the Staff made such conclusion, even where the consummation of the tender offer and merger involving the parent occurred between the record date and distribution date of the spin-off. Implicit in these no-action positions is the view that the record date of the spin-off is the proper date for determining whether a spin-off is pro rata. Changes in share ownership (or the business and assets) of the parent in the period between the record and distribution dates of the spin-off as a result of the concurrent transactions were not relevant because all the shareholders on the record date were treated equally. See e.g., Chugai Pharmaceutical Co., Ltd. (available April 30, 2002) ("Chugai").

The Merger will not affect the pro rata nature of the Distribution because the right of Westland's shareholders to receive Atrisco LLC Class A units in the Distribution will vest on the Record Date and such Class A Units will be distributed to Westland's shareholders immediately prior to, and subject to the completion of, the Merger – both before any shares are purchased in the Merger. Westland's shareholders who own Westland common stock on the Record Date will receive Atrisco LLC Class A units in the Distribution. The Merger will be completed immediately following the date the Class A units are distributed to Westland's shareholders (the "Distribution Date") and will not affect the share ownership of Westland between the Record Date and the Distribution Date. Westland does not anticipate any changes in Westland's shareholders between the Record Date and Distribution Date. The fact that the Merger will occur immediately following the Distribution Date also means that there will be no resulting change in Westland's assets or business until the Distribution is complete.

(c) Westland Has Provided Adequate Information Regarding the Distribution and Atrisco LLC.

As the Staff indicated in the Bulletin, whether the parent provides adequate information about the spin-off and the subsidiary to its securityholders depends on whether the subsidiary is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

Act") or a non-reporting company before and after the spin-off.2 Atrisco LLC's Class A units are not, and immediately after the Distribution will not be, listed on a national securities exchange under Section 12(b) of the Exchange Act. The value of Atrisco LLC's total assets do not, and for the foreseeable future following the Distribution will not, exceed $10 million under Rule 12g-1 of the Exchange Act. According to an independent third party appraiser, the fair market value of Atrisco LLC's total assets at the time of the Distribution is estimated to be less than $100,000. Accordingly, given the value of Atrisco LLC's assets, Atrisco LLC would not even qualify for listing on a national securities exchange at the present time.

Although Atrisco LLC will have more than 500 unitholders, the Class A units will not be transferable, other than pursuant to applicable laws of intestacy, will or descent to lineal descendants of the Class A unitholders, until Atrisco LLC's board of directors determines to register such securities under the Securities Act. Therefore, no public market will develop for the Class A units.

In light of the foregoing, Atrisco LLC is not and will not be a reporting company under the Exchange Act before and immediately after the Distribution. In addition, immediately following completion of the Distribution, Westland will cease to be a reporting company under the Exchange Act as it will be wholly owned by SCC, a privately owned company.3 With respect to non-reporting parents and non-reporting subsidiaries, the Staff stated in footnote 5 of the Bulletin that the parent provides adequate information if, by the date it spins-off the securities:

(1)	the parent shareholders get an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C;

_________________________

2           Section 12(b) of the Exchange Act provides that "[a] security may be registered on a national securities exchange by the issuer filing an application with the exchange (and filing with the Commission such duplicate originals thereof as the Commission may require). . . ." Section 12(g)(1) of the Exchange Act requires an issuer to register a "security by filing with the Commission a registration statement" where such issuer has (i) total assets exceeding $1 million and (ii) a class of equity security held of record by 500 or more persons. However, Rule 12g-1 of the Exchange Act provides that: "[a]n issuer shall be exempt from the requirement to register any class of equity securities pursuant to section 12(g)(1) if on the last day of its most recent fiscal year the issuer had total assets not exceeding $10 million. . . ."

3               Even though Westland will be an Exchange Act reporting company for the period from the Record Date to the completion of the Merger, Westland believes the Distribution satisfies the Bulletin's requirements applicable to an Exchange Act reporting parent and a non-reporting subsidiary as (i) Westland has adequately described the Distribution and Atrisco LLC in the Proxy Statement in compliance with Regulation 14A of the Exchange Act (see Item (c)(1) above) and (ii) Atrisco LLC will not register the Class A units as the value of Atrisco LLC's total assets do not, and for the foreseeable future following the Distribution will not, exceed $10 million under Rule 12g-1 of the Exchange Act.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

(2)

the holders of the spun-off securities can only transfer the securities in specific, limited situations (this is to make sure that no public market develops in those securities before the subsidiary registers them under the Exchange Act);

(3)	the information statement tells the holders about the transfer limits;
(4)	the spun-off securities have a legend on them that describes the transfer limits; and
(5)	the spun-off subsidiary's stock transfer books include stop transfer instructions that indicate the transfer limits.

(1) The Distribution and Atrisco LLC Are Adequately Described in the Proxy Statement.

Westland believe that it has adequately described the Distribution and Atrisco LLC in the Proxy Statement in compliance with Regulation 14A of the Exchange Act. Pages 35-36 and 49-52 of the preliminary Proxy Statement include a summary of the mechanics and tax consequences of the Distribution, the assets of Atrisco LLC, the governance and organizational documents of Atrisco LLC, the rights of the holders of Class A units and transfer restrictions applicable to the Class A Units. The form of limited liability company agreement of Atrisco LLC is also attached as Appendix B to the Proxy Statement.

At the time of the Distribution, Atrisco LLC's sole assets will be an undivided 50% interest in Westland's mineral rights and a 100% interest in two oil and gas lease contracts to which Westland is a party. Due to the speculative value of the mineral interests and the absence of any current reserves, Westland's appraiser subscribed no value to the mineral interests. Accordingly, the entire value of Atrisco LLC is attributable to the two existing oil and gas lease contracts. In order to ensure Westland's stockholders receive adequate information, Westland intends to file a copy of the two oil and gas lease contracts of Atrisco LLC on Form 8-K prior to filing the definitive proxy statement, which information will be specifically incorporated by reference into the Proxy Statement.

The Proxy Statement will also provide a statement as to the annual revenues attributable to the two oil and gas lease contracts for fiscal years 2005 and 2006, which are less than $150,000 per year. There are no other assets or revenues attributable to Atrisco LLC that are measurable for accounting purposes, and therefore Westland believes that pro forma financial statements of Atrisco LLC would not be material.

Westland engaged an independent third party appraiser to value the assets of Atrisco LLC to assist Westland in determining the value of the Class A units for tax reporting purposes. The value of Atrisco LLC's total assets was estimated to be approximately $70,000 (or $0.088 per share of Westland common stock giving effect to the distribution ratio). Westland believes that the $0.088 per share value attributable to the Class A units is immaterial in comparison to the $315.00 per share cash consideration that Westland's shareholders will receive in the Merger, and therefore the amount of information Westland has provided in respect of the Distribution and Atrisco LLC is sufficient to enable Westland's shareholders to make an informed decision

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

regarding the Merger since the overwhelming value is attributable to the cash consideration, and not the value of the Class A units. In other words, it could be argued that the value of the Class A units would not be considered material by Westland's shareholders in determining whether to approve the Merger. In the Bulletin, the Staff noted that "[t]here may be situations where the subsidiary will not register the spun-off securities under the Exchange Act. . . Whether the parent provides adequate information in these situations requires an analysis of all of the facts and circumstances." Based on the facts and circumstances described above, Westland believes that it has provided its shareholders with adequate information regarding the Distribution and Atrisco LLC in the Proxy Statement and is in compliance with Regulation 14A and Regulation 14C of the Exchange Act.

Westland did not utilize a Form 10 registration statement for the issuance of the Class A units since, as described above, the Class A units will not be registered, and are not required to be registered, pursuant to Section 12(b) or (g) of the Exchange Act.

(2) The Class A Units May Be Transferred Only in Limited Situations.

As previously mentioned, the Class A units will not be listed on a national securities exchange. As unregistered securities, the Class A units will generally not be transferable. Pursuant to Section 2.3(a) of Atrisco LLC's form of limited liability company agreement, the Class A units will not be transferable, other than pursuant to applicable laws of intestacy, will or descent to lineal descendants of the Class A unitholders until Atrisco LLC's board of directors determines to register such securities under the Securities Act. These restrictions are intended to insure that no active trading market in the Class A units develops in circumvention of the intent of the Securities Act.

(3) The Transfer Restrictions Applicable to the Class A Units Are Described in the Proxy Statement.

The transfer limitations applicable to the Class A units are described on page 51 of the preliminary Proxy Statement under the heading "Transferability of Units".

(4) The Class A Units Will Contain a Legend Describing the Transfer Limitations.

Pursuant to Section 2.3(a) of Atrisco LLC's form of limited liability company agreement, each certificate representing any Class A units will contain the following legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED AS A DIVIDEND FROM WESTLAND DEVELOPMENT CO., INC. AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH UNITS MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE LIMITED LIABILITY AGREEMENT OF ATRISCO OIL & GAS LLC, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF ATRISCO OIL & GAS LLC."

(5) Atrisco LLC's Stock Transfer Books Will Include Stop Transfer Instructions that Indicate the Transfer Restrictions Applicable to the Class A Units.

Westland hereby confirms that Atrisco LLC's stock transfer books will include stop transfer instructions that indicate the transfer restrictions applicable to the Class A Units.

(d) Westland has a Valid Business Purpose for the Distribution.

The Distribution to Westland's shareholders is motivated by a valid business purpose rather than by a desire to evade the registration requirements of the securities laws. First, Westland's board of directors determined that the Distribution would provide Westland's shareholders with an opportunity to share in the future income, if any, of its mineral assets in light of the fact that following the Merger, Westland's shareholders will no longer own shares of Westland common stock. Second, Westland believes the Distribution will enhance shareholder value and permit Atrisco LLC and Westland to focus on their respective strategic directions with Atrisco LLC managing its mineral assets and Westland continuing to develop the surface of Westland's real property. See e.g., AB Electrolux and British Gas. Third, as the interests of the owner of mineral rights (Atrisco LLC) may at times conflict with the interests of the owner of surface rights (Westland), the Distribution separates such interests into two entities to further protect the rights of the securityholders of each of Atrisco LLC and Westland. Fourth, while a spin-off of the mineral assets directly to Westland's shareholders is possible (i.e., by way of a deed of a pro rata portion of such mineral assets), such a spin-off would dilute the centralized management of such assets to such an extent as to render them valueless. By way of example, an oil & gas exploration company would be much more likely to negotiate an oil & gas lease with a single entity owning the mineral assets than it would be to have similar discussions with Westland's more than 6,000 shareholders if each owned a pro rata portion of the underlying mineral interests.

As a result, there is clearly neither a desire nor an intention to evade the requirements of U.S. securities laws, and the proposed Distribution satisfies the valid business purpose test. As noted in certain "no-action" requests, the Staff has looked to the economic substance of transactions rather than to their form. By doing so, the Staff has not viewed transactions such as the Distribution as a disposition of securities for value, but rather as a means of facilitating a policy decision of the distributing entity based on business reasons. See, e.g., AB Electrolux; Asea AB; B.A.T; British Gas; English China Clays; Hanson II; NGH; and Sears.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

The proposed Distribution is unlike the situations presented in SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973) ("Datronics"), and SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971) ("Harwyn"), in which corporations used spin-offs without any valid business purpose to create public markets in their securities without registration of the shares. In both Datronics and Harwyn, the spin-offs were accomplished without dissemination of adequate information to either the marketplace or the shareholder-recipients. The Courts liberally construed the words "for value" under Section 2(3) in Datronics and Harwyn in order to prevent violations of the "spirit and purpose of the registration requirements." Harwyn, 326 F. Supp. at 954. The policy concerns which led to the decisions in Datronics and Harwyn and the position of the Commission expressed in Securities Act Release No. 4982 (July 2, 1969) are not present in the Distribution.

(e) The "Restricted Securities" Requirement Is Not Applicable to the Distribution.

Westland will form Atrisco LLC prior to the Distribution, and did not acquire Atrisco LLC from a third-party. As indicated in the Bulletin, the two-year holding period is not applicable to a situation where the parent formed the subsidiary being spun-off.

Based on the discussion above and in light of prior Staff no-action letters concerning similar transactions, we believe that the Distribution satisfies all five of the Staff's requirements relating to spin-offs as outlined in the Bulletin: (1) Westland's shareholders will not provide consideration for the Distribution; (2) the Distribution will be pro-rata to Westland's shareholders; (3) a valid business purpose exists for the Distribution; (4) Westland has provided adequate information regarding the Distribution and Atrisco LLC; and (5) as Westland will form Atrisco LLC prior to the Distribution, the two-year holding period is not applicable. It is also Westland's opinion that the Distribution is not a transaction covered by Rule 145 notwithstanding the fact that Westland will be engaging in a business combination in the same time frame as the Distribution and Westland's shareholders will be asked to vote on the Merger.

Based on the foregoing, we submit that the proposed Distribution does not constitute a "sale" or other "disposition" for "value" for purposes of the Securities Act.

*	*	*	*	*

As requested by the Staff, Westland hereby confirms that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Westland may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

August 29, 2006

If you have any questions about the above responses, or require any further information, please call the undersigned at (505) 831-9600 or Thomas W. Bark of Jones Day at (212) 326-7815.

We greatly appreciate your prompt attention to this matter.

Very truly yours,

Robert S. Simon

cc:	Thomas W. Bark
Jones Day

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